UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____May 2008____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: 27 May, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific to Drill Two Wells in Cheal Oil Field

Wellington, New Zealand – May 27, 2008 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. (Austral) is pleased to announce the upcoming drilling of the A6 and A7 wells in the onshore Taranaki Cheal Oil Field (PMP38156-01), Stratford, New Zealand.

The new wells will target the same shallow oil producing Mt Messenger sands that are currently generating substantial revenue for the Cheal Joint Venture. It is anticipated that successful drilling will result in completion and tie-in in time to deliver increased oil production prior to year end 2008. The Joint Venture has also reached agreement to undertake a comprehensive programme of technical studies to support the drilling of the Greater Cheal Trend.

The agreement to drill the wells is part of an arrangement between the Cheal Joint Venture Parties to resolve disputed costs related to the construction of the Cheal Production Station. The agreement includes a full and final settlement of all claims, a commitment to drill the A6 and A7 wells as a joint operation and best efforts approach to creating a production JVOA (Joint Venture Operting Agreement) to guide future work programs.

The resolution includes a net payment to Cheal Petroleum Limited (a subsidirary of TAG Oil Limited) of $US1.6 Million in a combination of cash, Austral stock and expected forward production from the A7 well. Subject to TSX-V approval, Austral will issue 2.273 million ordinary shares to TAG with anti-dilutive protection provided for a period of six months and in return TAG has agreed not to dispose of these shares for a period of twelve months. In addition Austral has agreed to pay TAG NZ$300,000 and TAG has agreed to pay its NZ$600,000 share of the remaining Cheal facilities costs that were being withheld pending a resolution to the dispute. In the event Cheal A7 is successfully completed for production, TAG will receive an additional US$250,000 payable in equal instalments over twelve months.

Commenting on the agreement to drill the wells, Austral CEO and President, Thom Jewell said, "We are pleased to have reached resolution on this issue and to have the joint venture aligned on the upcoming drilling program. We are excited to be back to drilling.

Future drilling targets have been identified and will be fully defined and prioritised through a comprehensive seismic processing, analysis and reservoir simulation project, which has also been agreed as part of the settlement.”

The Company’s stated focus on increased production and reduced costs through full utilisation of the world class Cheal production station are beginning to bear fruit. Mr Jewell believes the new wells are the next step for Austral to demonstrate added value from the Cheal, Kahili and Cardiff Projects.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.